Fourth Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Years ended December 31, 2013 and 2012

CANARC RESOURCE CORP.

(the “Company”)

Fourth Quarter Report

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated statement of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 21, 2014 unless otherwise indicated.

1.1	Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

1.2	Overall Performance

The Company currently owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia) and the Windfall Hills properties (British Columbia).

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The updated parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year

Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Mine life	10 years

The base case financial parameters are (in Canadian dollars):
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax
Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

The Company had initiated its efforts on the application for an underground development and exploration program at the New Polaris project in 2011 and early 2012, which ceased due to the lack of cash resources.

In July 2012 the Company significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. The Company previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work will be deferred to the post-feasibility mine development program. Instead, the Company plans to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost is related to drilling and the balance is related to permitting and engineering. The proposed work program to complete a feasibility study is subject to securing a partner for the project and/or financing.

In late September 2012, the Company granted Canford Capital Inc. (“Canford”) a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. The Company was to be the manager of the project during the option period. Pursuant to an agreement to form a Strategic Mine Acquisition Partnership (“SMAP”) dated February 1, 2013, the Company granted Canford a further 60-day period of exclusivity on the date on which the Company closed an acquisition opportunity subject to the execution of a formal SMAP agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford had not been able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project. The Company continues to pursue alternative sources of financing and joint venture partner for the New Polaris project.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Tay-LP property (Yukon, Canada)

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year. If the Company does not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

Cash payments of CAD$75,000 were paid in 2011 for property option payments. The Company issued 215,580 common shares at a value of CAD$0.116 per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property for 2011.

Cash payments of CAD$25,000 in property option obligation and CAD$25,000 in advance NSR royalty were paid in December 2012.

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in 2009. The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which identified several new EM conductors and magnetic anomalies within prospective geological settings.

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

The Company completed the permitting process for exploration work at the Tay LP property in 2012, and the new anomalies will require ground follow up and test new targets prior to drilling. Due to inadequate financing, the Company wrote-off the property in 2013.

Windfall Hills property (British Columbia, Canada)

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid in 2013 (2012 - $75,000). In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry. Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2014.

Devil’s Thumb property (British Columbia, Canada)

In May 2011, the Company staked three gold properties totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off the property in the third quarter of 2012 as the Company decided not to continue any further exploration efforts on the property.

Other Matters

Letter of Intent with Pan American Goldfields Ltd.:

In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American (the “Transaction”).

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash flow from production. Subject to due diligence, the Company and Pan American are of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

The structure of the proposed Transaction remains subject to review and consultation by the parties; however, the LOI anticipates that the Company would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of the Company and 0.25 of a warrant of the Company (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implies a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounts for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American has granted the Company a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI terminates on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, the Company has agreed to pay US$100,000 (the “Funds”) to Pan American, following TSX approval. Pan American has agreed to repay the Funds to the Company in the event that (a) the Company terminates the LOI or determines not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminates the LOI or determines not to proceed with the Transaction for any reason.

The Company plans to use commercially reasonable efforts to raise up to US$1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement is completed, the parties have agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, the Company would lend Pan American up to a total of US$250,000 prior to closing of the Transaction.

Following the completion of the Transaction, Pan American will have the right to nominate two persons to the board of directors of the combined company. The remainder of the board will be nominees of the Company.

The Transaction remains subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction will be subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement will include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

Strategic Mine Acquisition Partnership:

In February 2013, the Company entered into a SMAP with Canford for the purpose of acquiring, expanding and operating gold mines in North America (the “Acquisition Opportunities”). The main parameters of the SMAP agreement were as follows:

(1)	Canarc will be the manager of the SMAP, and will identify and evaluate each Acquisition Opportunity including the timing and capital required;
(2)	Once Canarc and Canford agree to pursue a particular Acquisition Opportunity, Canarc will complete the due diligence on behalf of the SMAP and Canford will then arrange 100% of the debt financing required by the SMAP;
(3)	Upon closing each Acquisition Opportunity, Canford will own a 51% interest and Canarc will own a 49% interest therein until the debt financing is repaid in full;
(4)	Upon repayment of the debt financing, Canarc will then own a 51% interest and Canford will own a 49% interest therein;

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

(5)	Canford will exercise its warrants for 5.65 million common shares of Canarc with an exercise price of CAD$0.15 for total proceeds of CAD$847,500, on the date of closing of the first Acquisition Opportunity; and
(6)	Canarc will grant Canford a further 60 day period of exclusivity to execute a property option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development, as previously agreed, on the date of closing of the first Acquisition Opportunity.

This Agreement was binding upon both Canarc and Canford until it is replaced by a more formal Strategic Joint Venture Partnership Agreement. Canarc and Canford agreed to use their respective commercially reasonable best efforts to complete a more formal Strategic Mine Acquisition Partnership Agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford had not been able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. The Company continues to pursue alternative sources of financing for the New Polaris project and for the acquisition of operating gold mines.

Other:

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants and until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, and at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

At the Company’s Annual General Meeting held on June 25, 2013, Messrs. Bradford Cooke, Leonard Harris and Bruce Bried were re-elected as Directors of the Company for the ensuing year. Shareholder approval was also provided for the Company’s amended Stock Option Plan and the adoption of an advance notice policy for the nomination of Directors.

In June 2013, the Company granted 2,000,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2013, the Company received demand loans of US$126,000, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

In November 2013, the TSX has advised the Company that the TSX is reviewing the eligibility for continued listing on the TSX of the securities of the Company pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Company is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. Specifically the Company needs to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. If the Company cannot demonstrate that it satisfies all TSX requirements on or before March 10, 2014, the Company’s securities will be delisted 30 days from such date. In February 2014, the Company has provided a submission to the TSX regarding budgeted exploration expenditures of CAD$350,000 for its Windfall Hills property and in January 2014 closed a non-brokered private placement for CAD$900,000. In March 2014, the TSX has extended its review of the eligibility of the common shares of the Company for continued listing for a period of 30 days.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

In November 2013, Mr. Martin Burian was nominated to the Board of Directors and was appointed Chairman of the Audit Committee.

In January 2014, Mr. Catalin Chiloflischi replaced Mr. Bradford Cooke as Chief Executive Officer of the Company, but remains Chairman and a Director of the Company. Also Mr. James Moors retired as Vice-President of Exploration.

On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. A portion of the private placement may be brokered. Finders’ fees of up to 7% in cash or warrants may be payable on portions of the private placement. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Years ended December 31,
(in $000s except per share amounts)	2013	2012	2011

Total revenues	$ -	$ -	$ -

Loss before discontinued operations and extraordinary items:
(i) Total	$ (1,377)	$ (1,206)	$ (1,209)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Net loss:
(i) Total	$ (1,377)	$ (1,206)	$ (1,209)
(ii) Basic per share	$ (0.01)	$ (0.01)	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ (0.01)	$ (0.01)

Total assets	$ 12,488	$ 13,983	$ 13,277
Total long-term liabilities	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

1.4	Results of Operations

Fourth Quarter of Fiscal 2013 – Year ended December 31, 2013 compared with December 31, 2012

The Company incurred a net loss of $1.38 million for the year ended December 31, 2013 which is slightly higher than the net loss of $1.21 million for fiscal 2012, whereas operating losses were lower in the current year. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of the Company in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit.

Corporate development expenses were higher in the first quarter of 2013 than the same quarter in 2012. The equity financings in the latter half of fiscal 2012 and in January 2013 allowed some discretionary funds for the Company to actively assess projects of merit. The impetus was also pre-empted by the SMAP arrangement between the Company and Canford as the Company intensified its efforts to identify acquisition opportunities which were to be debt financed by Canford and which arrangement ceased in March 2013. Corporate development expenses were negligible in the remaining quarters of 2013.

Remuneration for employees was lower in each quarterly period in 2013 relative to the comparable periods in 2012 due to reduction in staff personnel and the retirement of one director in the first half of 2013, as the Company continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project. Similar effects occurred on a quarterly comparative basis for 2013. Exploration activities were nominal for the Company’s mineral exploration properties which were subject to financing, resulting in lower employee allocations to its various mineral property interests.

General and administrative expenses were lower in 2013 than in 2012 which were attributed to the reduced level of corporate activity for most of 2013 and for professional fees for audit. On a quarter by quarter basis for 2013, legal fees were higher in the second quarter due to higher legal fees in formalizing the engagement with Canford and the adoption of the advance notice policy for the nomination of directors. Office and sundry and rent reflect the ongoing minimalistic expenditures for ancillary office support facilities. Regulatory fees generally are higher earlier in the fiscal year due to sustaining and annual filing fees and annual general meeting. The Company has reduced discretionary expenses due to limited cash resources.

Shareholder relations activities were higher in the early part of 2012 so as to promote greater awareness of the profile of the Company and its portfolio of projects, especially the New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices, and its other mineral property interests in Tay-LP and Windfall Hills. The focus of the shareholder relations program in 2012 was to expand the market awareness of the Company and its base of shareholders, so as to allow the Company to advance its New Polaris project through a joint venture or strategic partnership. These efforts continued to attract expressions of interests in the Company’s New Polaris project, and would supplement the financial advisory services from Primary Capital in evaluating strategic alternatives to enhance shareholder value for the Company in 2012. Also such activities provided the catalyst for the brokered private placement for CAD$1.13 million with Canaccord as agent and with Canford as the single subscriber which became an Insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company at the closing date of the financing in September 2012, and a 120-day period of exclusivity for Canford to complete its due diligence and to execute a property option agreement for Canford to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This relationship between the Company and Canford transitioned into a SMAP in February 2013 in which such relationship ended in March 2013. Shareholder relations activities subsided during 2013, given the ongoing market weaknesses and trend of gold prices at that time.

Share-based payments were significantly lower in 2013 than in 2012. Fewer stock options vested or were subject to vesting provisions in the current year than in the prior year. Also the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2013. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments were recognized. The retirement of a director in June 2012 and June 2013 resulted in the forfeiture of unvested stock options which reduced share-based payments expense.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

In 2013, the Company recognized a gain of $99,000 from writing off certain payables related to an exploration project which was written off in 2008.

Also in 2013, the Company recognized a gain from writing off the provision for $213,000 related to flow-through tax obligations. The Company determined that it was improbable that the obligation would result in cash outlays.

The higher operating losses in 2012 were offset by the realized gain of $77,000 from the disposition of available-for-sale securities. The disposition of Cap-Ex shares provided proceeds of CAD$92,400 for working capital in the first quarter of 2012.

Interest expense was higher in 2012 from the compounding effects of interest accruals for existing and greater demand loans in 2012 and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes. In fiscal 2012, the Company arranged demand loans of $358,000 from certain directors and an officer of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. Demand loans which were outstanding in 2012 were settled in full in the fourth quarter of 2012. In fiscal 2013, the Company received demand loans of $126,000 from certain directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. Interest expense in 2013 was accrued for the demand loans and for the estimated flow through indemnity obligation. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

The appreciation of the US$ relative to the CAD$ had nominal impact on the Company’s net loss for 2013.

In fiscal 2013, the Company wrote-down its investment in Aztec Metals Corp. (“Aztec”), a company with two common directors, to a nominal value of CAD$100 due to the lack of liquidity of the shares of Aztec. There has been no quoted market value for the Aztec shares and such investment has in the past been recorded at cost. The Company also wrote-off its receivable of $52,000 from Aztec due to Aztec’s inability to raise adequate financing to repay its debts owed to the Company.

In 2013, the Company wrote-off the Tay LP property amounting to $636,000, which contributed significantly to the higher net loss in comparison to 2012. The Company wrote-off the Devil’s Thumb property in 2012.

As at December 31, 2013, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

	British Columbia (Canada)			Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2011	$ 3,900	$ 67	$ 6	$ 146	$ 4,119
Additions	-	141	-	25	166
Adjustments from change in functional currency	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	3,905	210	-	174	4,289
Additions	-	212	-	-	212
Foreign currency translation adjustment	(13)	(14)	-	(11)	(38)
Write-off	-	-	-	(163)	(163)
Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ -	$ 4,300

Deferred Exploration Expenditures:

Balance, December 31, 2011	$ 8,285	$ 106	$ 15	$ 423	$ 8,829
Additions	118	9	5	62	194
Adjustments from change in functional currency	240	2	1	-	243
Write-off	-	-	(21)	10	(11)
Balance, December 31, 2012	8,643	117	-	495	9,255
Additions	17	(18)	-	10	9
Foreign currency translation adjustment	(722)	(7)	-	(32)	(761)
Write-off	-	-	-	(473)	473)
Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ -	$ 8,030

Mineral property interests:
Balance, December 31, 2012	$ 12,548	$ 327	$ -	$ 669	$ 13,544
Balance, December 31, 2013	11,830	500	-	-	12,330

1.5	Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2013. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

(in $000s except	2013				2012
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Loss before
discontinued operations and
extraordinary items:
(i) Total	$ (765)	$ (250)	$ (133)	$ (229)	$ (356)	$ (348)	$ (281)	$ (221)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -	$ -

Net loss:
(i) Total	$ (765)	$ (250)	$ (133)	$ (229)	$ (356)	$ (348)	$ (281)	$ (221)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ (0.01)	$ -	$ -	$ -

Total assets	$ 12,488	$ 13,686	$ 13,459	$ 13,689	$ 13,983	$ 14,790	$ 13,293	$ 13,582
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The write-off of the Tay LP project in November 2013 contributed to the proportionately higher net loss in the fourth quarter of fiscal 2013. The write-off was partially offset by the derecognition of certain payables and the derecognition of the provision for flow-through obligations.

1.6	Liquidity

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

	December 31,
(in $000s)	2013	2012

Cash	$ 50	$ 170
Working capital (deficiency)	(921)	(589)

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for cumulative gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units for proceeds of CAD$495,000, and the second tranche on January 11, 2013 for 600,000 units for proceeds of CAD$66,000, and the final tranche on January 18, 2013 for 1 million units for proceeds of CAD$110,000.

In the first quarter of 2013, stock options for 769,000 common shares were exercised for proceeds of CAD$77,800, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares. No stock options were exercised in the remaining quarters of 2013.

In fiscal 2013, the Company received demand loans of $126,000 from certain directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

The working capital deficiency of $921,000 at December 31, 2013 includes notes payable which were repaid in January 2014.

On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. A portion of the private placement may be brokered. Finders’ fees of up to 7% in cash or warrants may be payable on portions of the private placement. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at December 31, 2013. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7	Capital Resources

At December 31, 2013, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Number of
Shares

New Polaris:
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In late September 2012, the Company had granted Canford a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This transitioned into a SMAP in February 2013 which was terminated in March 2013. Item 1.2 provides further details.

In April 2013, the Company entered into purchase agreements to acquire 100% undivided interests for the Uduk Lake and Dunn properties which comprise the Windfall Hills properties by the issuance of 2 million shares at a value of CAD$0.10 per share. Item 1.2 provides further details.

In February 2014, the Company signed a LOI with Pan American with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American, subject to, among other things, due diligence and regulatory and shareholder approvals. The LOI anticipates that the Company would acquire all of the outstanding common shares of Pan American and that the shareholders of Pan American would receive 0.82 of a common share of the Company and 0.25 of a warrant of the Company for each Pan American share held. Each whole warrant would be exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years. Item 1.2 provides further details.

The Company will continue to rely upon equity financing as its principal source of financing its projects and for working capital.

1.8	Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9	Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during years ended December 31, 2013, 2012 and 2011:

					Net balance receivable (payable)
($000s)		Years ended December 31,			as at December 31,
	2013	2012	2011	2013		2012

Key management compensation:
Executive salaries and remuneration (1)	$ 428	$ 592	$ 473	$ (222)		$ -
Directors fees	29	35	40	(201)		(185)
Share-based payments	76	89	212	-		-
	$ 533	$ 716	$ 725	$ (423)		$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 67	$ 82	$ 72	$ (158)		$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	59	36	55	(108)		(11)

Write-down of long-term investments (4)	91	-	-	-		-

Write-off of receivables (5)	54	-	-	-		-

(1)	Includes key management compensation which is included in mineral property interests.

(2)	Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100. Note 9 provides further details.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Amounts which are incurred to related parties are in the normal course of business. The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis. Any balances due to related parties are payable on demand.

1.10	Fourth Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the fourth quarter of fiscal 2013.

1.11	Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12	Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interests related to the indemnities. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes. In 2013, the Company determined that it was improbable that the obligation would result in cash outlays, and therefore the Company derecognized the provision for flow-through indemnification.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

1.13	Changes in Accounting Policies including Initial Adoption

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the audited consolidated financial statements for the year ended December 31, 2013.

1.14	Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss (“FVTPL”),
-	marketable securities and long term investments as available-for-sale (“AFS”) financial assets,
-	receivables as loans and receivables,
-	royalties receivable as loans and receivables,
-	accounts payable and accrued liabilities, notes payables and flow-through obligations as other financial liabilities, and
-	derivative liability for warrants as derivative financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Company’s investment in the shares of Aztec Metals Corp., and the fair value cannot be reliably determined. Therefore they are recorded at cost in 2012 and written down to a nominal value of CAD$100 in 2013 due to the lack of liquidity in the stock. All gains and losses are included in operations in the period in which they arise.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures and goods and services and

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2014.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)             Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its consolidated financial statements are stated in U.S. dollars.

At December 31, 2013, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

($000s)	Held in Canadian dollars

Cash	$ 48
Accounts payable and accrued liabilities	(852)

Net assets (liabilities)	$ (804)

Based upon the above net exposure as at December 31, 2013 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $80,400 in cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)            Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

1.15.2	Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2013 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2012	110,242,171	$ 59,682
Issued:
Private placement, net of share issue costs	1,600,000	155
Property acquisition	2,000,000	196
Exercise of stock options	769,000	116
Exercise of share appreciation rights	207,024	29
Balance at December 31, 2013	114,818,195	$ 60,178

On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000, resulting in 18 million shares being issued. Items 1.2 and 1.6 provide further details.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval, with each unit being comprised of one common share and one-half of a whole common share purchase warrant. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees. Items 1.2 and 1.6 provide further details.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

At March 21, 2014, there were 143,436,305 common shares issued and outstanding.

At December 31, 2013, the Company had outstanding stock options to purchase an aggregate 8,325,000 common shares as follows:

	2013
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	9,999,000	$0.15
Granted	2,000,000	$0.08
Exercised	(769,000)	$0.10
Cancelled for share appreciation rights	(700,000)	$0.10
Forfeited	(160,000)	$0.12
Expired	(2,045,000)	$0.25
Outstanding balance, end of period	8,325,000	$0.11

Exercise price range (CAD$)	$0.08 - $0.145

At December 31, 2013, 8,325,000 stock options are outstanding of which 5,790,000 stock options are exercisable.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

At March 21, 2014, stock options for 7,675,000 common shares remain outstanding of which 5,015,000 stock options are exercisable.

At December 31, 2013, the Company had outstanding warrants as follows:

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (4)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (5)

		16,704,000	1,600,000	-	-	18,304,000

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(4)	These warrants are subject to an accelerated expiry whereby if after May 13, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(5)	These warrants are subject to an accelerated expiry whereby if after May 19, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

On January 31, 2014, the Company closed a non-brokered private placement for 18 million units, resulting in 9 million warrants being issued. Each warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Items 1.2 and 1.6 provide further details.

In February 2014, the Company announced a private placement for up to 21 million units, subject to regulatory approval, which would result in up to 10.5 million warrants being issuable. Each whole warrant would be exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees. Items 1.2 and 1.6 provide further details.

At March 21, 2014 warrants for 33,274,755 common shares remain outstanding.

1.16	Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2014 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Year ended December 31, 2013

(expressed in United States dollars)

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2013, the Company had 114,818,195 common shares and 8,325,000 outstanding share purchase options and 18,304,000 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2013, securities that could be dilutive represented approximately 23.2% of the Company’s issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2013 closing market price of CAD$0.04 for the Company’s shares, which accordingly would not result in dilution to existing shareholders.

1.18	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2013, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the consolidated financial statements. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s disclosure controls and procedures and internal controls over financial reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed. In December 2007, the Company hired a consultant to design and implement internal controls over financial reporting.

Management concluded that the audited consolidated financial statements for the year ended December 31, 2013 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

Canarc Resource Corp.	Page 28